Filing pursuant to Rule 425 under the U.S. Securities Act of 1933 Filing by: Sony Corporation (SEC File No. 001-6439) Subject Company: So-net Entertainment Corporation

                                           　　                      August 9, 2012

 Sony Corporation
So-net Entertainment Corporation

Sony Corporation and So-net Entertainment Corporation commence procedures to make So-net Entertainment Corporation a wholly-owned subsidiary of Sony Corporation

Sony Corporation (“Sony”) and So-net Entertainment Corporation (“So-net”) today announced that their respective boards of directors have resolved to proceed towards Sony’s acquisition of all of the outstanding shares of So-net not currently owned by Sony and its subsidiaries through Sony’s tender offer for So-net’s outstanding shares (the “Tender Offer”) and a subsequent share exchange (collectively, the “Transaction”).

In respect of the above-mentioned acquisition, Sony’s board of directors today adopted a resolution to commence the Tender Offer.  In addition, So-net's board of directors today resolved to support the Tender Offer and to recommend that So-net’s shareholders tender their shares in the Tender Offer.  If Sony does not acquire all of So-net’s issued shares (excluding the shares of So-net owned by Sony and treasury shares owned by So-net) through the Tender Offer, in order to achieve the goal of making So-net a wholly-owned subsidiary of Sony, Sony and So-net plan to implement a share exchange for So-net’s remaining shares outstanding.  For details of the Tender Offer, please refer to Sony’s “Notice Regarding Commencement of Tender Offer for Shares of So-net Entertainment Corporation” and So-net’s “Announcement Concerning Expression of Company’s Opinion for Implementation of Tender Offer for Company’s Shares Made by its Controlling Shareholder, Sony”, both announced today.

As the business environment surrounding the Sony group has changed dramatically and rapidly, Sony has been seeking to strengthen its core areas and allocate resources to growth areas under the new management team.  In this regard, network services have become essential to Sony in leveraging its strengths with respect to its hardware and content owned by Sony.  So-net has achieved significant success, particularly in the area of network services in Japan, and its rich array of network-related assets, including service management know-how, technologies, talent, extensive user base and content are all aligned with Sony’s strategic direction.  At the same time, the capital relationships of Sony, So-net, and M3, Inc. (“M3”), So-net’s main subsidiary, are currently that of parent, its subsidiary, and its indirectly-owned subsidiary, respectively; and with each a listed company, there are limits to the group-wide synergies that can be achieved.  Sony believes that, if So-net delists its shares and becomes a wholly-owned subsidiary of Sony, it will be able to fully leverage So-net’s business portfolio and assets, while such simplification of the capital relationships will benefit Sony in its efforts to strengthen its core areas and allocate resources to growth areas, which will ultimately lead to realizing more value.

Subsequent to a proposal by Sony to So-net, the two companies have, since March 2012, considered and consulted with each other on various measures with the aim of enhancing the corporate value of both companies.  As a result, Sony and So-net have reached the conclusion that it is advisable for the two companies to make So-net a wholly-owned subsidiary of Sony through the Transaction, which they believe will enhance group synergy, with a view to enhancing the corporate value of each of the Sony group and So-net.

After making So-net its wholly-owned subsidiary, Sony plans to maintain the independence of So-net’s business operations for a period of time while simultaneously positioning So-net as one of the core components of the Sony group’s network services business in Japan and Asia.  Sony will further consider how to promote an expansion of Sony’s network service platform to Asia outside Japan as well as within Japan.  With respect to M3, which engages in the So-net group’s marketing support business in the area of medical health care, Sony and So-net will actively consider the possibility of collaborating with M3 in various areas as a member of the Sony group, while simultaneously respecting the initiative and neutrality of M3’s management.

Should all So-net shareholders, other than those within the Sony group, tender all of their shares, the aggregate consideration for the acquisition to be paid by Sony will be approximately 60 billion yen.  The Transaction is not expected to have any material impact on Sony’s consolidated results forecast announced on August 2, 2012, while the Transaction is expected to have a modest accretive effect on net income attributable to Sony’s stockholders during the current fiscal year.

Overview of the Tender Offer
Period:	From August 10, 2012 (Friday) through September 20, 2012 (Thursday) (29 business days)
Stock price:	567,500 JPY per common share.
Number of shares to be acquired:	107,772
Shares to be acquired:	All issued shares of common stock, etc., in So-net (excluding the shares of So-net owned by Sony and treasury shares owned by So-net)

Note for U.S. Shareholders of So-net
The tender offer that is the subject of this press release (the “Tender Offer”) will be conducted in accordance with the procedures and information disclosure standards prescribed by Japanese law, and these procedures and information disclosure standards may differ from the procedures and information disclosure standards in the United States.  Neither the U.S. Securities and Exchange Commission nor any securities commission of any State of the United States has (a) approved or disapproved of the Tender Offer, (b) passed upon the merits or fairness of the Tender Offer, or (c) passed upon the adequacy or accuracy of the disclaimers in this Statement.  Any representation to the contrary is a criminal offence in the United States.

Japanese Language
Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese.  If all or any part of a document relating to the Tender Offer is prepared in the English language and there is any inconsistency between the English-language documentation and the Japanese-language documentation, the Japanese-language documentation will prevail.

Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the expectations, assumptions, estimates, and projections of Sony and So-net about their respective businesses, financial condition and results of operations, as well as their plans and expectations in relation to, and the benefits resulting from, the proposed share exchange and business integration of the Sony and So-net corporate groups.  When included in this press release, the words “believe,” “expect, ” “plans, ” “strategy, ” “prospects, ” “forecast, ” “estimate, ” “project, ” “anticipate, ” “aim, ” “intend, ” “seek, ” “may, ” “might, ” “could” or “should, ” and words of similar meaning, among others, identify forward looking statements.  Actual results may be substantially different from the express or implied predictions contained herein that constitute “forward-looking statements” due to known or unknown risks, uncertainties or any other factors.  Neither Sony nor any of its affiliates makes any assurances that such express or implied predictions that constitute “forward-looking statements” will be achieved.  The “forward-looking statements” contained herein have been prepared based on the information possessed by Sony as of the date hereof, and, unless otherwise required under applicable laws and regulations, neither Sony nor any of its affiliates assumes any obligation to update or revise this document to reflect any future events or circumstances. Investors are advised to consult any further disclosures by Sony in its subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to,

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including liquid crystal display (“LCD”) televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by intense price competition, continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;

(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB);

(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xiv)	risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand;
(xv)
the parties being unable to complete the proposed share exchange due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons;

(xvi)	difficulties in realizing the anticipated benefits of the share exchange; and
(xvii)	other events that may negatively impact business activities of Sony.

The factors listed above are not all-inclusive and further information is contained in Sony’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Registration Statement on Form F-4
Sony may file a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange by Sony for So-net shares. The Form F-4 (if filed) will contain a prospectus and other documents. If Sony files the Form F-4 and the SEC declares the Form F-4 effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of So-net prior to the shareholders’ meeting at which the proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Sony, So-net, the relevant share exchange and related matters including the terms and conditions of the share exchange. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. The Form F-4, the prospectus and all other documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed free of charge. To make a request, please refer to the following contact information.

Yoshinori Hashitani Vice President, Investor Relations Division Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo, 108-0075, Japan Tel: +81-(0)3-6748-2111	Justin Hill Vice President, Investor Relations Sony Corporation of America 550 Madison Avenue, 27th Floor New York, NY 10022-3211, USA Telephone: +1-212-833-6722

Media inquiries:
Corporate Communications, Sony Corporation
Tel: +81 (0)3 6748 2200
PR & IR Section, Corporate Planning Dept., So-net Entertainment Corporation
Tel: +81 (0)3 5745 1522